UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 8, 2017 titled “Arcos Dorados Reports Third Quarter 2017 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 8, 2017

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS

Achieved strong comparable sales and Adjusted EBITDA growth. Positive volume trends continued across key markets. Improved operating result drove Adjusted EBITDA margin expansion and positive net income in the quarter.

Montevideo, Uruguay, November 8, 2017 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the third quarter ended September 30, 2017.

Third Quarter 2017 Key Results

•	As reported consolidated revenues increased 8.6% to $842.5 million versus the third quarter of 2016. On a constant currency basis[1], consolidated revenues grew 17.5%, or 9.7% excluding Venezuela.

•	Systemwide comparable sales[1] rose 20.3% year-over-year, or 10.4% excluding Venezuela.

•	Adjusted EBITDA[1] increased 17.5% to $74.2 million compared with the prior-year quarter.

•	Consolidated Adjusted EBITDA margin expanded 70 basis points to 8.8%.

•	As reported General and Administrative (G&A) expenses decreased 10 basis points as a percentage of revenues.

•	As reported net income was $23.4 million, compared to net loss of $1.8 million in the year-ago period.

“We had a strong third quarter as successful marketing and promotional activities drove positive guest traffic in most markets, supporting improved topline and strong consolidated Adjusted EBITDA growth. During the period, comparable sales grew in real terms and we saw broad-based strength in our business, as consumer behavior in Brazil and Argentina continues to improve.

1 For definitions please refer to page 14 of this document.

Strong topline performance benefited cash generation in the quarter and, combined with operating leverage we built into our business, drove improved operating performance. We delivered 70 basis points of Adjusted EBITDA margin expansion and positive net income of $23.4 million in the quarter. Our plan to expand our footprint and modernize our base to keep guests coming back to our restaurants more often remains on track and will see us capture the potential of the McDonald’s brand in the region,” said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

Third Quarter 2017 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,140			2,160	0.9%

Sales by Company-operated Restaurants	742.8	(63.2)	123.8	803.4	8.2%	16.7%
Revenues from franchised restaurants	32.9	(5.6)	11.9	39.1	18.9%	36.1%
Total Revenues	775.7	(68.9)	135.7	842.5	8.6%	17.5%
Systemwide Comparable Sales						20.3%
Adjusted EBITDA	63.2	-20.5	31.5	74.2	17.5%	49.9%
Adjusted EBITDA Margin	8.1%			8.8%
Net income (loss) attributable to AD	(1.8)	(20.5)	45.7	23.4	1376.2%	2494.2%
No. of shares outstanding (thousands)	210,711			211,072
EPS (US$/Share)	(0.01)			0.11

(3Q17 = 3Q16 + Currency Translation + Constant Currency Growth). Refer to “Definitions” section for further detail.

Arcos Dorados’ third quarter as reported revenues increased 8.6%, driven by constant currency revenue growth of 17.5%, which was partially offset by the negative impact of currency translation. The currency translation impact mainly reflected the year-over-year average depreciation of the Venezuelan bolivar and the Argentine peso, which was partially offset by the appreciation of the Brazilian real. Constant currency revenue growth reflected a 20.3% expansion in systemwide comparable sales, driven by average check growth combined with positive traffic in most markets.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 3Q17 Adjusted EBITDA

Third quarter consolidated as reported Adjusted EBITDA increased 17.5%, supported by revenue growth and margin expansion. Brazil was the key contributor to Adjusted EBITDA during the quarter, followed by SLAD. The results were partially offset by a decline in NOLAD and the Caribbean divisions.

The Adjusted EBITDA margin expanded by 70 basis points to 8.8%, with margin improvements in Brazil and SLAD, partially offset by margin declines in NOLAD and the Caribbean divisions. Continued leverage in Food and Paper (F&P) drove the consolidated margin expansion. As part of the Company plan, refranchising activity was lower in 3Q17 than in 3Q16. Excluding the refranchising inflows, consolidated Adjusted EBITDA margin increased by about 120 basis points.

As a percentage of revenues, G&A decreased 10 basis points. As reported, consolidated G&A increased by 7.9% year-over-year.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,007			2,030	1.1%

Sales by Company-operated Restaurants	734.1	(12.7)	68.4	789.8	7.6%	9.3%
Revenues from franchised restaurants	31.9	0.0	5.7	37.6	17.9%	17.8%
Total Revenues	766.0	(12.6)	74.1	827.4	8.0%	9.7%
Systemwide Comparable Sales						10.4%
Adjusted EBITDA	62.6	(0.3)	11.4	73.7	17.7%	18.2%
Adjusted EBITDA Margin	8.2%			8.9%
Net income (loss) attributable to AD	1.5	0.2	23.8	25.6	1557.7%	1545.4%
No. of shares outstanding (thousands)	210,711			211,072
EPS (US$/Share)	0.01			0.12

Excluding the Company’s Venezuelan operation, as reported revenues increased 8.0% year-over-year. The result primarily reflects constant currency revenue growth of 9.7%, partially offset by a negative impact from currency translation, as the depreciation of the Argentine peso more than offset the appreciation of the Brazilian real, and other currencies in the Company’s territories. Constant currency revenue growth was supported by a 10.4% increase in systemwide comparable sales, driven by average check growth and positive traffic in most markets.

Adjusted EBITDA increased 17.7% on an as reported basis, or 18.2% in constant currency terms. The Adjusted EBITDA margin expanded 70 basis points to 8.9%, mainly driven by efficiencies in F&P as a percentage of revenues.

Non-operating Results

Non-operating results for the third quarter reflected a non-cash $5.6 million foreign currency exchange gain, versus a non-cash loss of $3.3 million last year. The appreciation of the Brazilian real from the previous quarter-end, compared to a depreciation last year, generated a non-cash net gain related to intercompany balances. This was partially offset by a non-cash year-over-year lower foreign currency exchange gain on intercompany balances, generated by the depreciation of the Mexican peso from the previous quarter-end, compared to a higher depreciation in the same period of last year. Net interest expense decreased $3.2 million year-over-year to $15.0 million in the quarter, given the lower financing cost of the Company’s restructured long-term debt.

The Company reported an income tax expense of $15.5 million in the quarter, compared to an income tax expense of $18.0 million in the prior year period.

Third quarter net income attributable to the Company totaled $23.4 million, compared to net loss of $1.8 million in the same period of 2016. The result reflects higher year-over-year operating results, combined with the positive variance in non-cash foreign exchange results, lower net interest expenses, as well as the lower income tax expense.

The Company reported earnings per share of $0.11 in the third quarter of 2017, compared to a loss per share of $0.01 in the previous corresponding period. Total weighted average shares for the third quarter of 2017 were 211,072,340, as compared to 210,710,861 in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	890			910	2.2%

Total Revenues	357.0	9.7	11.7	378.4	6.0%	3.3%
Systemwide Comparable Sales						6.3%
Adjusted EBITDA	39.2	1.3	8.8	49.3	25.7%	22.5%
Adjusted EBITDA Margin	11.0%			13.0%

Brazil’s as reported revenues increased by 6.0%, supported by the 2.7% year-over-year average appreciation of the Brazilian real. Excluding the impact of currency translation, constant currency revenues grew 3.3% year-over-year and were negatively impacted by the refranchising of certain company-operated restaurants during the last twelve months. An increased number of franchised restaurants negatively impacts the Company’s total revenue comparisons, as company-operated restaurant sales are replaced by rental income received from the Company’s sub-franchisees. In the quarter, total systemwide sales grew 8.0% in constant currency, while systemwide comparable sales rose 6.3%, driven by average check growth and positive traffic against an improving consumer backdrop.

Marketing activities in the quarter included the continuation of the premium Signature Line and the introduction of core extensions such as the “Duplo Quarterão,” the “Grand Cheddar McMelt,” and the “McFritas Cheddar Bacon.” Also in the quarter, the Company launched the McFlurry and McShake “Prestígio” in the Dessert category and included “Despicable Me 3” and “Emoji” in the Happy Meal.

As reported Adjusted EBITDA increased 25.7% year-over-year and 22.5% on a constant currency basis. The Adjusted EBITDA margin expanded 200 basis points to 13.0%, mainly driven by lower F&P costs, Occupancy and other operating expenses and Royalty Fees as a percentage of revenues. Royalty Fees benefited from growth support which McDonald’s Corporation began providing during the quarter. This growth support is expected to be primarily directed toward the Brazil and SLAD divisions, where the majority of the Company’s investment is planned to occur over the next few years.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	515			514	-0.2%

Total Revenues	94.7	0.9	6.6	102.3	8.0%	7.0%
Systemwide Comparable Sales						5.9%
Adjusted EBITDA	10.5	(0.2)	(0.4)	9.9	-6.1%	-4.2%
Adjusted EBITDA Margin	11.1%			9.7%

NOLAD’s as reported revenues increased 8.0% year-over-year, supported by constant currency growth of 7.0% and a slightly positive currency translation impact. Systemwide comparable sales increased 5.9%, driven by average check growth combined with an increase in traffic across all of the division’s markets.

Marketing activities in the quarter included the continuation of the affordability platform “McTrío 3x3” in Mexico and the launch of the premium Guacamole and BBQ Crispy Onion burgers in the Signature Line. The dessert category performed well with the continuation of the McFlurry Hershey’s Cookies and Crème Bites, and the launch of the McFlurry Hershey’s Mini Kisses. Also in the quarter, the Company included “Despicable Me 3” in the Happy Meal.

As reported Adjusted EBITDA decreased by 6.1%, or 4.2% on a constant currency basis. The Adjusted EBITDA margin contraction of 140 basis points to 9.7% in the third quarter was primarily the result of higher Occupancy and other operating expenses, largely due to higher utility costs, Royalty Fees, and Payroll costs as a percentage of revenues. This was partially offset by refranchising inflows. The increase in Royalty Fees paid to McDonald’s Corporation became effective August 3, 2017, as per the Master Franchise Agreement.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	383			386	0.8%

Total Revenues	222.1	(24.1)	54.4	252.3	13.6%	24.5%
Systemwide Comparable Sales						24.9%
Adjusted EBITDA	22.8	(2.7)	6.2	26.3	15.3%	27.2%
Adjusted EBITDA Margin	10.3%			10.4%

SLAD’s as reported revenues increased 13.6% as constant currency growth of 24.5% more than offset negative currency translation impacts resulting from the 16% year-over-year average depreciation of the Argentine peso. Systemwide comparable sales increased 24.9%, driven by the combination of average check growth and an increase in traffic.

Marketing activities in the quarter included the continuation of the affordability platform “Combo del Día.” Also in the quarter, the Company launched the Guacamole burger in the Signature Line and the McFlurry Abuela Goye in the dessert category. The Happy Meal performed well with “Despicable Me 3” and “Emoji” during the quarter.

Adjusted EBITDA increased 15.3% on an as reported basis and rose 27.2% in constant currency terms. The Adjusted EBITDA margin expanded 10 basis points to 10.4%, mainly driven by efficiencies in F&P costs, partially offset by higher Payroll expenses. Royalty Fees increased as a percentage of revenues effective August 3, 2017, which was partially offset by the growth support that McDonald’s Corporation began providing during the quarter.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	352			350	-0.6%

Total Revenues	101.8	(55.4)	63.0	109.4	7.5%	61.9%
Systemwide Comparable Sales						87.2%
Adjusted EBITDA	6.2	(20.0)	19.5	5.6	-8.7%	316.6%
Adjusted EBITDA Margin	6.0%			5.1%

The Caribbean division’s as reported revenues increased 7.5%, as constant currency growth of 61.9% exceeded currency translation impacts derived from the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. Systemwide comparable sales increased 87.2%, with inflation-driven average check growth more than offsetting a slight decrease in total traffic in the division.

Marketing activities in the quarter included the launch of the affordability platform “McCombo del Día” in Colombia and the continuation of the BBQ Crispy Onion premium burger in the Signature Line. Also in the quarter, the Company introduced the McFlurry Jet Cookies and Cream in the dessert category and included “Despicable Me 3” and “Emoji” in the Happy Meal.

As reported Adjusted EBITDA totaled $5.6 million in the third quarter, compared with $6.2 million in the prior year quarter. The Adjusted EBITDA margin contracted 90 basis points to 5.1%, mainly driven by higher F&P costs and Occupancy and Other Operating expenses, partially offset by efficiencies in Payroll and G&A expenses as a percentage of revenues.

The Caribbean division’s third quarter results were impacted by the effects of hurricanes Irma and Maria in Puerto Rico and the US Virgin Islands. The Company is working to restore full operations in these markets as soon as possible and does not expect its medium to long-term consolidated results to suffer materially given that it has sufficient insurance coverage for both the property loss and the interruption to its business that resulted from these disasters.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	219			220	0.5%

Total Revenues	92.1	0.8	1.5	94.4	2.5%	1.6%
Systemwide Comparable Sales						0.0%
Adjusted EBITDA	5.6	0.2	(0.7)	5.1	-9.1%	-12.2%
Adjusted EBITDA Margin	6.1%			5.4%

As reported revenues in the Caribbean division, excluding Venezuela, increased 2.5%, driven by constant currency growth of 1.6% and a positive currency translation impact. Comparable sales remained flat as average check growth was offset by a decline in traffic, primarily in Puerto Rico and the US Virgin Islands.

Adjusted EBITDA totaled $5.1 million, compared to $5.6 million in the same period of 2016. The Adjusted EBITDA margin contracted 70 basis points to 5.4%, mainly driven by higher Occupancy and Other Operating expenses, F&P costs and Royalty Fees, partially offset by efficiencies in Payroll and G&A expenses as a percentage of revenues.

The Caribbean division’s third quarter results, excluding Venezuela, were impacted by the effects of hurricanes Irma and Maria in Puerto Rico and the US Virgin Islands. The Company is working to restore full operations in these markets as soon as possible and does not expect its medium to long-term consolidated results to suffer materially given that it has sufficient insurance coverage for both the property loss and the interruption to its business that resulted from these disasters.

New Unit Development

Figure 8. Total Restaurants (eop)*
	September 2017	June 2017	March 2017	December 2016	September 2016
Brazil	910	910	904	902	890
NOLAD	514	515	517	517	515
SLAD	386	386	385	384	383
Caribbean	350	349	350	353	352
TOTAL	2,160	2,160	2,156	2,156	2,140
LTM Net Openings	20	25	20	15	18

* Considers Company-operated and franchised restaurants at period-end

The Company opened 39 new restaurants during the twelve-month period ended September 30, 2017, resulting in a total of 2,160 restaurants. Also during the period, the Company added 189 Dessert Centers, bringing the total to 2,791. McCafés totaled 317 as of September 30, 2017.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $269.8 million at September 30, 2017. The Company’s total financial debt (including derivative instruments) was $645.0 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $375.2 million and the Net Debt/Adjusted EBITDA ratio was 1.3x at September 30, 2017.

Net cash provided by operating activities totaled $67.0 million for the quarter, and cash used in financing activities amounted to $1.7 million. Cash used in net investing activities totaled $33.3 million, which included $11.3 million from asset monetization proceeds less total capital expenditures of $43.4 million.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	September 30	December 31
	2017	2016
Cash & cash equivalents	269,764	194,803
Total Financial Debt (i)	644,967	610,170
Net Financial Debt (ii)	375,203	415,367
Total Financial Debt / LTM Adjusted EBITDA ratio	2.3	2.6
Net Financial Debt / LTM Adjusted EBITDA ratio	1.3	1.7

(i)	Total financial debt includes short-term debt, long-term debt and derivative instruments.

(ii)	Total financial debt less cash and cash equivalents.

Financial Results for the First Nine Months of 2017

For the nine months ended September 30, 2017, the Company’s as reported revenues increased by 14.2% to $2,422.6 million, largely driven by constant currency growth of 17.6%. As reported Adjusted EBITDA was $193.5 million, a 27.2% increase compared to the first nine months of 2016. On a constant currency basis, Adjusted EBITDA increased by 46.1%. The reported Adjusted EBITDA margin expanded by 80 basis points to 8.0%, driven by lower F&P costs, Occupancy and Other Operating expenses, and G&A as a percentage of revenues, partially offset by higher Payroll expenses.

Consolidated net income amounted to $59.9 million, compared with net income of $57.7 million in the first nine months of 2016. The result reflects higher operating results in the first nine months of 2017, which were offset by a negative variance in non-cash foreign currency exchange results and net interest expenses. The Company reported an income tax expense of $31.9 million in the first nine months of 2017, compared to an income tax expense of $40.7 million in the comparable prior year period.

Excluding the Venezuelan operation, the Company’s as reported revenues increased by 13.4%, and 10.6% on a constant currency basis. As reported Adjusted EBITDA rose by 25.3%, and by 17.9%, on a constant currency basis. The reported Adjusted EBITDA margin expanded by 80 basis points to 8.2%, mainly driven by efficiencies in F&P costs as a percentage of revenues.

During the first nine months of 2017, capital expenditures totaled $108.6 million.

Quarter Highlights & Recent Developments

Re-Development Initiative

Since the Company announced its re-development initiative in March 2015 and through September 30, 2017, it has received cumulative cash proceeds of approximately $150 million, from the re-development of certain properties primarily in Mexico. The Company used $80 million of these funds for debt reduction.

The Company expects the total proceeds from this initiative to reach approximately $170 million with the final amounts to be collected by the end of 2017.

Impact from hurricanes in Puerto Rico and the US Virgin Islands

During the month of September, Puerto Rico and the US Virgin Islands were impacted by hurricanes Irma and Maria. The Company does not expect a material impact on its financial results given that it has sufficient insurance coverage for both the property loss and the interruption to its business that resulted from these disasters. In the short-term, the Company is working with its insurance providers to assess and fully cover the impact of the damages in these two markets, and expects to have the majority of its restaurants back in operation by the end of the year.

Investor Relations Contact	Media Contact
Daniel Schleiniger	InspIR Group
Vice President of Corporate Communications & Investor Relations	Monique Skruzny
Arcos Dorados	monique@inspirgroup.com
daniel.schleiniger@ar.mcd.com	+1 212 661 2243
+54 11 4711 2675

www.arcosdorados.com/ir

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs and related contingencies of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2017. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Third Quarter 2017 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. Third Quarter & First Nine Months of 2017 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2017	2016	2017	2016
REVENUES
Sales by Company-operated restaurants	803,351	742,767	2,310,980	2,032,856
Revenues from franchised restaurants	39,115	32,889	111,664	88,615
Total Revenues	842,466	775,656	2,422,644	2,121,471
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(283,892)	(269,737)	(820,097)	(740,453)
Payroll and employee benefits	(174,023)	(160,671)	(508,914)	(444,682)
Occupancy and other operating expenses	(213,467)	(198,449)	(623,215)	(557,546)
Royalty fees	(40,092)	(37,689)	(117,450)	(103,388)
Franchised restaurants - occupancy expenses	(17,000)	(14,233)	(49,651)	(40,023)
General and administrative expenses	(60,203)	(55,818)	(175,950)	(157,817)
Other operating income, net	(6,021)	(502)	45,314	46,921
Total operating costs and expenses	(794,698)	(737,099)	(2,249,963)	(1,996,988)
Operating income	47,768	38,557	172,681	124,483
Net interest expense	(15,045)	(18,196)	(54,503)	(53,233)
Gain (Loss) from derivative instruments	195	(22)	(7,036)	(52)
Foreign currency exchange results	5,635	(3,306)	(18,476)	28,900
Other non-operating expense, net	517	(796)	(607)	(1,562)
Income (loss) before income taxes	39,070	16,237	92,059	98,536
Income tax (expense) benefit	(15,537)	(18,003)	(31,888)	(40,732)
Net income (loss)	23,533	(1,766)	60,171	57,804
Less: Net income attributable to non-controlling interests	(128)	(68)	(277)	(145)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	23,405	(1,834)	59,894	57,659
Earnings (loss) per share information ($ per share):
Basic net income per common share	$ 0.11	$ (0.01)	$ 0.28	$ 0.27
Weighted-average number of common shares outstanding-Basic	211,072,340	210,710,861	210,889,576	210,625,380
Adjusted EBITDA Reconciliation
Operating income	47,768	38,557	172,681	124,483
Depreciation and amortization	25,298	24,736	73,190	74,326
Operating charges excluded from EBITDA computation	1,170	(135)	(52,354)	(46,640)
Adjusted EBITDA	74,236	63,158	193,517	152,169
Adjusted EBITDA Margin as % of total revenues	8.8%	8.1%	8.0%	7.2%

Third Quarter 2017 Results by Division

(In thousands of U.S. dollars)

Figure 11. Third Quarter & First Nine Months of 2017 Consolidated Results by Division (In thousands of U.S. dollars)

	3Q				YTD
	Three-Months ended		% Incr.	Constant	Nine-Months ended		% Incr.	Constant
	September 30,		/	Currency	September 30,		/	Currency
	2017	2016	(Decr)	Incr/(Decr)%	2017	2016	(Decr)	Incr/(Decr)%
Revenues
Brazil	378,404	357,034	6.0%	3.3%	1,093,338	955,062	14.5%	3.1%
Caribbean	109,426	101,759	7.5%	61.9%	331,941	298,045	11.4%	54.3%
NOLAD	102,301	94,743	8.0%	7.0%	282,770	268,203	5.4%	8.1%
SLAD	252,335	222,120	13.6%	24.5%	714,595	600,161	19.1%	26.6%
TOTAL	842,466	775,656	8.6%	17.5%	2,422,644	2,121,471	14.2%	17.6%

Operating Income (loss)
Brazil	35,073	27,602	27.1%	23.7%	99,032	71,962	37.6%	24.1%
Caribbean	(448)	(2,594)	82.7%	916.0%	(4,754)	(16,959)	72.0%	334.7%
NOLAD	4,396	5,441	-19.2%	-13.9%	62,606	55,800	12.2%	21.4%
SLAD	22,684	19,543	16.1%	29.0%	53,625	44,496	20.5%	29.2%
Corporate and Other	(13,937)	(11,435)	-21.9%	-33.7%	(37,828)	(30,816)	-22.8%	-31.2%
TOTAL	47,768	38,557	23.9%	81.4%	172,681	124,483	38.7%	71.9%

Adjusted EBITDA
Brazil	49,258	39,172	25.7%	22.5%	139,912	104,967	33.3%	20.2%
Caribbean	5,615	6,150	-8.7%	316.6%	13,372	10,067	32.8%	432.0%
NOLAD	9,879	10,518	-6.1%	-4.2%	23,456	25,983	-9.7%	-8.1%
SLAD	26,290	22,796	15.3%	27.2%	64,790	54,880	18.1%	25.6%
Corporate and Other	(16,806)	(15,478)	-8.6%	-16.1%	(48,013)	(43,728)	-9.8%	-14.8%
TOTAL	74,236	63,158	17.5%	49.9%	193,517	152,169	27.2%	46.1%

Figure 12. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina	Venezuela
3Q17	3.16	17.81	17.27	3,035.00
3Q16	3.25	18.76	14.95	646.01

* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 13. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	September 30	December 31
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	269,764	194,803
Accounts and notes receivable, net	82,675	83,239
Other current assets (1)	154,848	167,148
Total current assets	507,287	445,190
Non-current assets
Property and equipment, net	897,169	847,966
Net intangible assets and goodwill	42,553	43,044
Deferred income taxes	66,360	70,446
Other non-current assets (2)	131,923	98,407
Total non-current assets	1,138,005	1,059,863
Total assets	1,645,292	1,505,053
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	218,293	217,914
Taxes payable (3)	105,842	112,593
Accrued payroll and other liabilities	147,579	144,442
Other current liabilities (4)	19,972	24,620
Provision for contingencies	756	764
Financial debt (5)	18,179	47,975
Deferred income taxes	0	0
Total current liabilities	510,621	548,308
Non-current liabilities
Accrued payroll and other liabilities	27,731	23,760
Provision for contingencies	25,032	17,348
Financial debt (6)	644,705	562,195
Deferred income taxes	2,213	1,866
Total non-current liabilities	699,681	605,169
Total liabilities	1,210,302	1,153,477
Equity
Class A shares of common stock	376,732	373,969
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,293	13,788
Retained earnings	331,862	271,968
Accumulated other comprehensive losses	(420,462)	(441,649)
Total Arcos Dorados Holdings Inc shareholders’ equity	434,340	350,991
Non-controlling interest in subsidiaries	650	585
Total equity	434,990	351,576
Total liabilities and equity	1,645,292	1,505,053

(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2)	Includes "Miscellaneous", "Collateral deposits", "Derivative Instrument", and "McDonald´s Corporation indemnification for contingencies".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5)	Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".